SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

July 19, 2007

Commission File Number: 000-29992

Optibase Ltd.

2 Gav Yam Center
7 Shenkar St
P.O.Box 2170
Herzliya 46120
Israel

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

The Registrant’s press release, “Optibase Announces Amendment to Its Partial Cash Tender Offer for Scopus Shares”, dated July 19, 2007, is incorporated herein by reference to Exhibit (a)(5)(B) to Amendment No. 1 to Schedule TO, filed by the Registrant with the Securities and Exchange Commission on July 19, 2007.

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Optibase Ltd. (Registrant) By: /s/ Amir Philips —————————————— Amir Philips Chief Financial Officer

Date: July 19, 2007